SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       T               Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                      No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          a circular regarding election of director and notice of extraordinary general meeting of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          an announcement regarding proposed appointment of director;

Each made by the Registrant on January 20, 2020.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong  Kong  Exchanges  and  Clearing  Limited  and  the  Stock  Exchange  of  Hong  Kong  Limited  take  no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ELECTION OF DIRECTOR AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

Sinopec  Corp.  will  hold  the  EGM  at  Beijing  Shengli  Hotel,  No.  3  Beishatan,  Deshengmen Wai,  Chaoyang District, Beijing on Wednesday, 25 March 2020 at 9 a.m., and the notice of the EGM is set out in this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the EGM (i.e. before 9 a.m. on 24 March 2020). Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

7 February 2020

CONTENTS

Page

Definitions	1

Letter from the Board	3

Notice of EGM	6

- i -

DEFINITIONS
In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holders of A Share(s);

“Board”	the board of directors of Sinopec Corp.;

“Company” / “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Director(s)”	the director(s) of Sinopec Corp.;

“Extraordinary General Meeting” / “EGM”
the first extraordinary general meeting of Sinopec Corp. for 2020  to  be  held  at  Beijing  Shengli  Hotel,  No.  3  Beishatan, Deshengmen   Wai,   Chaoyang   District,   Beijing,   PRC   on Wednesday, 25 March 2020 at 9:00 a.m.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars;

“H Shareholder(s)”	holders of H Share(s);

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Non-executive Director”	the non-executive director of Sinopec Corp.;

“PRC” or “China”	the People’s Republic of China;

“Proposed Appointment”	the Board has proposed to appoint Mr. Zhang Yuzhuo as a non-executive director of the seventh session of the Board of Sinopec Corp.;

“RMB”	Renminbi, the lawful currency of PRC;

DEFINITIONS

“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholder(s)”	holder(s) of the Company’s Share(s).

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Executive Directors:	Registered Office:
Ma Yongsheng	22 Chaoyangmen North Street
Ling Yiqun	Chaoyang District
Beijing 100728
Non-Executive Directors:	The People’s Republic of China
Li Yunpeng
Yu Baocai
Li Yong

Independent Non-Executive Directors:
Tang Min
Fan Gang
Cai Hongbin
Ng, Kar Ling Johnny

7 February 2020

To the Shareholders

Dear Sir or Madam,

ELECTION OF DIRECTOR

INTRODUCTION

Reference is made to the announcement in relation to proposed appointment of director of the
Company dated 7 February 2020.

The purpose of this circular, among other matters, is to provide you with further information regarding proposed appointment of director so that you can make informed decisions on whether or not to vote for relevant resolution to be proposed at the EGM.

ELECTION OF DIRECTOR

The Board has proposed to appoint Mr. Zhang Yuzhuo as a non-executive director of the seventh session  of  the  Board  of  Sinopec  Corp.  The  Proposed  Appointment  shall  be  approved  by  the Shareholders by way of ordinary resolution at the EGM.

LETTER FROM THE BOARD

The biography details of Mr. Zhang Yuzhuo are set out below:

Zhang Yuzhuo, aged 58. Mr. Zhang is Ph.D. in engineering, Research Fellow and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the nineteenth Central Committee of the Communist Party of China. In January 1997, he was appointed as Vice President of China Coal Research Institute. In February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd. In July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation. In March 1999,  he  served  as  President  of  China  Coal  Research  Institute  and  Chairman  of  China  Coal Technology Corporation. In June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation. In January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited. In August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited. In December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited. In July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese. In May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited. In March 2017, he served  as  a  member  of  the  Standing  Committee  of  the  CPC  Tianjin  Municipal  Committee  and Secretary of the CPC Binhai New Area Committee. In July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd. In May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration. In January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation.

Once the Proposed Appointment is approved at the EGM, Mr. Zhang will enter into a service contract with Sinopec Corp. as a non-executive director of the Company. Pursuant to provisions in the service contract, the term of Mr. Zhang shall commence from the date on which the Proposed Appointment is approved at the EGM to the date when the term of the seventh session of the Board expires.  Mr.  Zhang,  as  a  Non-executive  Director,  will  not  receive  any  remuneration  from  the Company.

Other than disclosed above, Mr. Zhang did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any   other   directors,   supervisors,   senior   management,   substantial   shareholders   or   controlling shareholder of Sinopec Corp. As at the date of this circular, Mr. Zhang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which  shall  be  disclosed to  the  Shareholders and  the  Stock  Exchange of  Hong  Kong  Limited  or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD

EXTRAORDINARY GENERAL MEETING

You will find on pages 6 to 8 of this circular a notice of the EGM to be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing on Wednesday, 25 March 2020 at 9 a.m.

A form of proxy for use in connection with the EGM will be dispatched to shareholders with this circular. Whether or not you are able to attend the EGM, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the EGM(i.e. before 9 a.m. on 24 March 2020). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

Shareholders (or their proxies) will vote by poll.

RECOMMENDATION

The Board considers that the resolution in relation to the election of Director is in the interests of the Company and the Shareholders as a whole. Accordingly, the Board advises the Shareholders to vote in favour of the resolution to be proposed at the EGM.

NOTICE OF EGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents  of  this  notice,  make  no  representation  as  to  its  accuracy  or  completeness  and  expressly  disclaim  any  liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE  OF FIRST EXTRAORDINARY  GENERAL MEETING  FOR THE YEAR 2020

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting (“EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2020 will be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing on Wednesday, 25 March 2020 at 9:00 a.m. for the following matter:

By way of ordinary resolution:

1.          To elect Mr. Zhang Yuzhuo as a non-executive director of the seventh session of the board of directors of the Company.

Details of the resolution are included in the circular dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC

7 February 2020

NOTICE OF EGM

Notes:

I.          Attendees of EGM

1.          Eligibility for attending the EGM

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository &  Clearing Corporation Limited Shanghai Branch and  holders of  H  Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 24 February 2020 are eligible to attend the EGM. Holders of H Shares who  wish  to  attend  the  EGM  shall  lodge  their  share  certificates  accompanied  by  the  transfer documents  with  Hong  Kong  Registrars  Limited  (the  address  is  Shops  1712-1716,  17th  Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 24
February 2020.

2.          Proxy

(1)	A member eligible to attend and vote at EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the EGM (i.e. before 9:00 a.m. 24 March 2020 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Board Secretariat of Sinopec Corp. (the address is 22 Chaoyangmen  North Street,  Chaoyang  District,  Beijing  100728,  PRC).  Holder(s)  of  H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.          The directors, supervisors and senior management of Sinopec Corp.

4.          Legal advisors of Sinopec Corp.

5.          Others.

NOTICE OF EGM

II.          Registration procedures for attending the EGM

1.
A  shareholder  or  his  proxy  shall  produce  proof  of  identity  when  attending  the  EGM.  If  a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the EGM.

2.
Holders of H Shares and A Shares intending to attend the EGM should return the reply slip for attending the EGM to Board Secretariat of Sinopec Corp. during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Thursday, 5 March 2020 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 25 February 2020 to Wednesday, 25 March 2020 (both days inclusive).

III.          Miscellaneous

1.	The EGM will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.          The contacts for the EGM is:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Att: Yang Yubin
Telephone No.: (+86) 10 5996 9579, (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proxy Form for the First Extraordinary General Meeting for the year 2020

I (We)(note  1) _____________________________________________________________________________________________________________________________________________________ of ________________________________________________________________________________________________________ being  the  holder(s)  of ____________________________________________________________ H  Share(s)(note    2)   of  RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint  _________________ of (I.D.    No.:   _____________________________________________________   Tel.    No.:   _________________________)/    the  chairman of the meeting(note   3)  as my (our) proxy to attend and vote for me (us) on the following resolution in accordance with the instruction(s) below and on my (our) behalf at the first extraordinary general meeting of Sinopec Corp. for 2020 (“EGM”) to be held at 9:00 a.m. on Wednesday, 25 March 2020 at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolution at  his own discretion.

EGM
No.	By way of non-cumulative voting	For(note 4)	Against(note 4)
1	To elect Mr. Zhang Yuzhuo as a non-executive director of the seventh session of the board of directors of the Company.

Date: ____________________________2020	Signature(s): ____________________________ (note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “v”  in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “v”  in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolution 1 is an ordinary resolution.
7.
In the case of joint holders of shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM (ie. before 9:00 a.m., 24 March 2020 Hong Kong time). If the original copy of this proxy form is not received, the shareholder can be deemed as having not attended the EGM and the relevant proxy form can be deemed as void.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Reply Slip for the First Extraordinary General Meeting for the year 2020

I(We)(note   1) _______________________________________________________________________________________________ being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the first extraordinary general meeting of Sinopec Corp. for 2020 (the “EGM”) to be held at 9:00 a.m. on Wednesday, 25 March 2020 at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address

Tel. No.
Date (year/month/day)

Proposed questions list (a separate sheet can be appended)

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).

2.
The completed and signed reply slip should be delivered to Board Secretariat of Sinopec Corp. in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Thursday, 5 March 2020. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Appointment of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) has proposed to appoint Mr. Zhang Yuzhuo as a non-executive director of the seventh session of the Board of Sinopec Corp. (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the first extraordinary general meeting of the Company for 2020 (the “EGM”).

The biography details of Mr. Zhang Yuzhuo are set out below:

Zhang Yuzhuo, aged 58. Mr. Zhang is Ph.D. in engineering, Research Fellow and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the nineteenth Central Committee of the Communist Party of China. In January 1997, he was appointed as Vice President of China Coal Research Institute. In February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd. In July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation. In March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation. In June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation. In January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited. In August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited. In December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited. In July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese. In May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited. In March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area  Committee. In July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd. In May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration. In January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation.

Once the Proposed Appointment is approved at the EGM, Mr. Zhang will enter into a service contract with Sinopec Corp. as a non-executive director of the Company ("Non-executive Director"). Pursuant to provisions in the service contract, the term of Mr. Zhang shall commence from the date on which the Proposed Appointment is approved at the EGM to the date when the term of the seventh session of the Board expires. Mr. Zhang, as a Non-executive Director, will not receive any remuneration from the Company.

Other than disclosed above, Mr. Zhang did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, Mr. Zhang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
7 February 2020

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: February 7, 2020